12013607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2012
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-38114~~ 43487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Tullett Prebon Financial Services LLC**
[redacted]

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Hudson Street
(No. and street)

Jersey City	**NJ**	**07302**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Pezeu — **201-557-5185**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, Christian Pezeu, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Tullett Prebon Financial Services LLC (the "Company"), as of and for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer, or director, has any proprietary interest in any account classified solely as that of a customer.

February 28, 2012

Signature Date

Chief Financial Officer

Title

SEWKUMARI DEONARINE-HOSSAIN
Notary Public, State of New York
No. 01DE5024101
Qualified in Suffolk County
Commission Expires Feb. 22, 2014

Subscribed and Sworn to before me
on this 28th day of February 2012

Notary Public

TULLETT PREBON FINANCIAL SERVICES LLC

(S.E.C. I.D. No. 8-43487)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Regulation 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Directors and Member of
Tullett Prebon Financial Services LLC:

We have audited the accompanying statement of financial condition of Tullett Prebon Financial Services LLC (the "Company") as of December 31, 2011, that you are filing pursuant to Regulation 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Tullett Prebon Financial Services LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

February 28, 2012

TULLETT PREBON FINANCIAL SERVICES LLC

Statement of Financial Condition
December 31, 2011

Assets

Cash	$	55,191,000
Deposits with clearing organizations		12,946,400
Receivables from brokers or dealers and clearing organizations		141,082,700
Prepaid expenses		23,852,300
Due from affiliates		3,424,000
Income tax receivable		15,500
Other assets		509,500
TOTAL ASSETS	$	237,021,400

Liabilities and Member's Interest

Liabilities

Accrued personnel costs	$	19,453,800
Payables to brokers or dealers and clearing organizations		130,000,600
Deferred tax liabilities		9,044,300
Accounts payable and accrued liabilities		2,562,500
Due to affiliates		335,200
Total liabilities		161,396,400

Member's Interest

Total member's interest		75,625,000
TOTAL LIABILITIES AND MEMBER'S INTEREST	$	237,021,400

See notes to statement of financial condition.

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2011

1. ORGANIZATION

Tullett Prebon Financial Services LLC (the "Company") has only one member, Tullett Prebon Americas Corp. ("TPAC"). TPAC is a 100% owned subsidiary of Tullett Prebon Americas Holdings Inc ("TPAHI"), which is a 100% wholly-owned indirect subsidiary of Tullett Prebon plc ("TP PLC"), the ultimate parent company and a United Kingdom public company.

The Company is a registered broker/dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also an introducing broker with the National Futures Association ("NFA").

The Company is engaged primarily as a broker of U.S. government securities, U.S. government agency, mortgage-backed securities, equity securities and corporate bonds from its offices in New York and New Jersey. The Company provides brokerage services in the form of either agency or principal transactions. The principal transaction business is done on a matched principal basis, whereby revenue is derived from the spread on the buy and sell transactions.

The Company is a direct member of the Fixed Income Clearing Corporation ("FICC"), and clears its own securities directly with the FICC clearing organizations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. A significant estimate made for financial reporting purposes mainly relates to the allowance for receivables. Actual results could differ materially from estimates.

Revenue Recognition— The Company provides brokerage services to clients in the form of either principal or agency transactions. The Company recognizes revenue from principal transactions primarily by engaging in matched principal transactions. In addition, the Company also earns commission revenue by acting as an agent on behalf of buyers and sellers. Commission revenue and related clearing expenses are recorded on a trade date basis.

Interest Recognition—The Company recognizes interest income on an accrual basis.

Securities Transactions—Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition and are included in receivables from and payables to brokers or dealers and clearing organizations.

Income Taxes— The Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TPAHI. For financial reporting purposes, the Company determines its income tax provision on a separate company basis in accordance with a tax sharing arrangement with TPAC. Amounts due to or receivable from TPAC, with respect to current income taxes, are settled currently.

The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carryforwards, if in the opinion of management, it is more likely than not that the deferred tax assets will be realized. A valuation allowance is required for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

It is the Company's policy to provide for uncertain tax provisions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by the authorities.

Fair Value—The accounting guidance for fair value measurements establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to fair value measurement and unobservable

In determining fair value, all of the Company's financial instruments are classified within Level 1 of the fair value hierarchy. This includes $10,495,300 of U.S. treasury bills that are included in Deposits with clearing organizations on the statement of financial condition.

Management estimates that the fair values of all other financial instruments recognized in the statement of financial condition approximates their carrying value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Securities Purchased/Sold Under Agreements to Resell/Repurchase— Transactions involving securities purchased/sold under agreements to resell/repurchase ("reverse repurchase agreements" and "repurchase agreements"), principally government and agency securities, are carried at the amounts at which the securities subsequently will be resold/repurchased as specified in the respective agreements; such amounts include accrued interest.

The Company manages credit exposure arising from reverse repurchase agreements and repurchase agreements, by, in appropriate circumstances, entering into collateral arrangements with counterparties that provide the Company, in the event of a default, the right to liquidate collateral. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. In many cases, the Company is permitted to sell or repledge the securities received as collateral. At December 31, 2011, there were no securities purchased or sold under agreements to resell/repurchase.

New Accounting Developments—In December 2011, the Financial Accounting Standards Board issued guidance to enhance disclosures about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Under the amended guidance, an entity is required to disclose quantitative information relating to recognized assets and liabilities that are offset or subject to an enforceable master netting arrangement or similar agreement, including, the gross amounts of those recognized assets and liabilities, the amounts offset to determine the net amount presented in the statement of financial position, and the net amount presented in the statement of financial position. With respect to amounts subject to an enforceable master netting arrangement of similar agreement which are not offset, disclosure is required of the amounts related to recognized financial instruments and other derivative instruments, the amount related to financial collateral (including cash collateral), and the overall net amount after considering amounts these amounts that have not been offset. The guidance is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods and retrospective application is required. As the amendments are limited to disclosure only, adoption is not expected to have a material impact on the Company's statement of financial condition.

3. CASH

The Company has a concentration in excess of 10% of its total cash at three U.S. financial institutions of approximately $23,858,800, $17,528,800, and $13,803,400. The Company had no cash equivalents as of December 31, 2011.

4. RECEIVABLES FROM AND PAYABLES TO BROKERS OR DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, and clearing organizations are comprised of the following:

	Receivable	Payable
Commissions (net of allowance of $727,800)	$ 11,472,600	$ -
Securities failed-to-deliver	128,596,500	-
Securities failed-to-receive	-	128,585,500
Clearing organizations	704,600	478,800
Trades pending settlement, net	176,100	-
Other	132,900	936,300
	$ 141,082,700	$ 130,000,600

The allowance on receivables from brokers or dealers and clearing organizations increased by $309,700 from $418,100 in the prior year.

5. INCOME TAXES

Net deferred tax liabilities are comprised of deferred tax assets of $478,800 and deferred tax liabilities of $9,523,100. Net deferred tax liabilities arise from temporary differences between financial statement loss and tax loss. Those temporary differences include the allowance for bad debt and bonuses.

The difference between the statutory Federal tax rate and the effective tax rate is primarily due to state and local taxes, net of Federal benefit, and the tax effect of nondeductible meals and entertainment expenses.

The Company adopted accounting guidance which clarifies the accounting for uncertainty in income taxes recognized in the accompanying statement of financial condition. As of December 31, 2011, the Company has not accrued any unrecognized tax benefits in the Company's statement of financial condition. Through its inclusion in the return of TPAC, the Company's tax years from 2007 are subject to examination by the taxing authorities.

6. REGULATORY REQUIREMENTS

As a broker/dealer registered with the SEC, NFA and FINRA, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC and Rule 1.17 of the Commodity Futures Trading Commission ("CFTC"), which specifies uniform minimum net capital requirements. At December 31, 2011, the Company had net capital of $30,177,500, which was $29,927,500 in excess of the minimum net capital requirement of $250,000. The Company does not hold customer funds or safekeep customer securities and operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the "Customer Protection Rule") with respect to its equities and emerging market debt transactions, clearing all transactions on a fully disclosed basis through its clearing firms.

Member distributions are subject to certain notification and other provisions of the Regulations under Section 15c of the Securities Exchange Act of 1934.

7. EMPLOYEE BENEFIT PLANS

TPAHI maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

8. COMMITMENTS AND CONTINGENCIES

Litigation - In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its financial condition but might be material to its

operating results or cash flows for any particular period, depending upon the operating results for such period. Details relating to certain litigation which the Company deems material are set forth below.

In or about August 2009, the Company became aware of a coordinated and large scale raid on their businesses by BGC which is a competitor in the inter-dealer brokering industry. The raid resulted in the resignation of approximately 77 brokers across multiple product lines from August through December 2009. As part of the scheme to raid the Company's business, two pre-emptive FINRA arbitrations were commenced against the Company by certain individual brokers in an effort to prevent it from interfering with the raid. In response to the raid, the Company has commenced a FINRA arbitration of its own in which it seeks compensatory and exemplary damages as well as costs and injunctive relief as remedy for the wrongful conduct of BGC. TP PLC, has also brought a separate action in the Superior Court of New Jersey seeking damages in respect of the diminution in TP PLC's share price which occurred as a result of the raid.

On November 9, 2010, BGC Financial L.P., BGC Capital Markets, L.P., BGCantor Market Data, L.P., Cantor Fitzgerald & Co., and Cantor Fitzgerald Securities (collectively "BGC") commenced three proceedings against certain Tullett Prebon affiliated entities, making virtually identical allegations and raising substantially the same claims and causes of action in all three matters. Specifically, BGC commenced an arbitration before the American Arbitration Association against Tullett Information Ltd. ("TPI"), it commenced a state court action in the New York Supreme Court against TPAC, and commenced a FINRA arbitration against the Company (collectively "Tullett"). All three proceedings are premised on an alleged violation of a January, 2002 Redistribution Agreement entered into between a Tullett affiliate and a BGC affiliate. Pursuant to the terms of the Redistribution Agreement, the parties jointly created a product called the "Swap Page", which was created from U.S. Treasury data provided by BGC and certain proprietary swaps data provided by Tullett. BGC's central claim in all three proceedings is that Tullett misappropriated BGC's U.S. Treasury data in violation of the Redistribution Agreement, resulting in an unfair competitive advantage for Tullett to BGC's detriment. A decision in the American Arbitration Association action is expected on February 29, 2012. The Company is not party to the arbitration.

Guarantees—In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a correspondent clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the correspondent clearing broker to charge the Company applies to all trades executed through the clearing firm, the Company believes that there is no estimable amount assignable to its obligations pursuant to this right as any such obligation would be based on the future nonperformance by one or more counterparties. Accordingly, at December 31, 2011, the Company has recorded no liabilities with respect to these obligations.

9. MARKET AND CREDIT RISKS

The Company's brokerage activities include execution and clearance of U.S. government securities, U.S. government agency, mortgage-backed securities, equity securities and corporate bonds. Substantially all transactions are executed on a matched principal basis, as defined by FINRA, for undisclosed principals and settle within the prescribed time frames established under industry practices

for these securities. Additionally, the Company has a policy of reviewing, on an ongoing basis, the credit standing of its counterparties, which are primarily large financial institutions.

The Company may be exposed to off-balance-sheet credit risk from transactions which do not settle through the Government Securities Division ("GSD") or Mortgage Backed Securities Division ("MBSD") of the Fixed Income Clearing Corporation ("FICC"). GSD and MBSD help minimize the Company's credit risk exposure to its counterparties by maintaining margin requirements and minimum credit standards for all members. The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction. The contractual amount of unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2011 was approximately $25,339,699,200 and $25,339,523,000 respectively. Settlement of the Company's open securities purchase and sale transactions did not have a material effect on the Company's financial position.

10. MEMBER'S INTEREST

With the exception of regulatory restrictions (see Note 6), there are no restrictions on the Company's ability to make distributions to the member.

11. RELATED-PARTY TRANSACTIONS

Amounts due from and due to affiliates principally represent intercompany advances, fails to receive, commission revenues earned and expenses incurred on behalf of each other as comprised as follows:

	Total Receivable	Total Payable
TPAHI	$ 2,441,900	$ -
Tullett Prebon Group Limited	-	324,400
Tullett Prebon Americas Corp	941,600	-
Tullett Prebon (Securities) Ltd	40,400	-
Tullett Prebon (Japan) Ltd	-	10,800
Tullett Prebon Information Inc.	100	-
	$ 3,424,000	$ 335,200

Due from affiliates represent receivables in the normal course of business which are interest bearing and payable on demand. Due to affiliates represent payables in the normal course of business, which are non-interest bearing and payable on demand.

As of December 31, 2011, the Company had $707,900 of pending buys and sells that are intercompany with the affiliate Tullett Prebon (Securities) Ltd, and are presented net on the "Receivables from brokers or dealers and clearing organizations" line of the statement of financial condition.

As disclosed in Note 2, the Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TPAHI (see Note 5 for tax).

12. SUBSEQUENT EVENTS

Subsequent events have been evaluated for the statement of financial condition. The Company had no subsequent events.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2012

Tullett Prebon Financial Services LLC
101 Hudson Street
Jersey City, NJ 07302

In planning and performing our audit of the financial statements of Tullett Prebon Financial Services LLC (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority Inc., CFTC, National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

DELOITTE & TOUCHE LLP